EXHIBIT 99.2

JDA and e-Future Sign Accord to Integrate JDA Solutions with

Value-Added Services designed for China’s Retail Market

BEIJING, May 3 /Xinhua-PRNewswire/— e-Future Information Technology Inc. (“e-Future”) announced today that it has signed a VALUE ADDED SYSTEMS INTEGRATOR (“VASI”) AGREEMENT with JDA Software Group, Inc. (“JDA”), the enduring demand and supply chain partner to the world’s leading retailers, manufacturers and suppliers to offer JDA software solutions integrated with e-Future value-added services to retailers in China.

“Through the e-Future and JDA relationship, we look forward to delivering high-quality, innovative products and solutions to cultivate long-term customer partnerships, “ said Rod Talbot, Regional Vice President of JDA Asia Pacific. “JDA has been serving the supply and demand chain for more than 20 years, while e-Future is the leading front supply chain management software and service company in China. We are pleased to work together to share best practices with China retailers to help identify areas of opportunity by integrating people, process and technology.”

“e-Future is proud to partner with JDA and excited about the opportunity to drive a new cooperation model of ‘Global solution, Local service’. e-Future has been focused on satisfying the local supply-chain-front requirements and this agreement enables us to provide local retailers with proven, robust solutions at an affordable price,” commented e-Future Chairman and CEO, Adam Yan.

As a leading software system provider in the optimized Customer-Driven Value Chain, JDA helps 5,500 customers from more than 60 countries to optimally plan their supply and demand chain needs — from raw materials acquisition, through manufacturing and replenishment, to the store shelf and on to the consumer. Sixty-one percent of the Top 100 retailers (where globally) rely on JDA solutions, including Homeworld Group (whose hypermarket division was recently acquired by China Resources Company), Carrefour, Tesco, Office Depot International, BestBuy, Aeon/Jusco, P&G, Unilever, Coca-Cola, and more. To date, JDA and e-Future have successfully implemented applications in China at companies such as Orient Home and Homeway (acquired by Home Depot).

e-Future currently has over 600 customers, 30% of the top 50 retailers in China and 30% of top 500 retailers in China. e-Future has also been selected to provide the retail software for Mickey’s Space franchised store that sell Disney products in China. In addition, e-Future provides software products and services to Fortune 500 companies from across the world that are doing business in China. Clients include Proctor & Gamble, Johnson & Johnson , B&Q, the Chang’an & Ford joint venture and other large companies operating in China’s domestic markets, such as GUCCI, PANRIC, HAIER, SUNING, PARKSON, SOGO, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free store and AYAYA, etc.

About JDA Software Group, Inc.

JDA Software Group, Inc. is the enduring demand and supply chain partner to the world’s leading retailers, manufacturers and suppliers, helping 5,500 customers in more than 60 countries realize real demand chain results. JDA has solidified a unique marketplace position, in that only JDA can offer a complete vertically-focused solution with the depth and breadth of capabilities necessary to enable the Customer-Driven Value Chain. JDA software solutions enable high-performance business process optimization and execution to achieve a connected view of the customer from raw materials flowing into production to end-consumer products at the shelf. With offices in major cities around the world, JDA employs the industry’s most experienced supply and demand chain experts to develop, deliver and support its solutions. For more information, please visit www.jda.com, email infoap@jda.com or call 1-800-479-7382.

About e-Future Information Technology

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

For more information about e-Future, please visit http://www.e-future.com.cn.

Forward-Looking Statements

This document may contain certain forward-looking information about e-Future that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

e-Future does not undertake any obligation to republish revised forward- looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2005.